Exhibit 20.1


                        [USA NETWORKS, INC. LETTERHEAD]


FOR IMMEDIATE RELEASE


           USA NETWORKS, INC. ANNOUNCES TWO FOR ONE STOCK SPLIT


New York, NY - February 23, 1998 -- USA Networks, Inc. (NASDAQ: USAI) announced today that its Board of Directors has approved the declaration of a dividend to USAI shareholders in the form of a distribution of one share of USAI common stock for each share of USAI common stock outstanding as of March 12, 1998, the record date for the stock dividend, with a payment date of March 26, 1998. The two-for-one stock split will also include an identical stock dividend with respect to the company's Class B Common Stock, to be paid in the form of one share of Class B Common Stock for each outstanding Class B share as of March 12, 1998.

USAI shareholders as of the record date do not need to take any action in connection with the stock dividend. Shareholders will receive a communication from the company regarding the dividend shortly after the record date.

USA Networks, Inc. is a diversified media and electronic commerce company with assets that include the following: the USA Network; the Sci-Fi Channel; USA Networks Studios, which consists of first-run production & distribution, TV movies & mini-series and network production & development; USA Broadcasting, which includes the USA Station Group and SF Broadcasting; Home Shopping Network and the Internet Shopping Network. The company also owns a controlling interest in Ticketmaster Group, Inc.


CONTACTS:
INVESTOR RELATIONS                           CORPORATE COMMUNICATIONS
Roger Clark                                  Jennifer Goebel
212-247-0226                                 212-247-5823